NEWS RELEASE INTERNATIONAL GAME TECHNOLOGY PLC REPORTS THIRD QUARTER 2024 RESULTS REFLECTING CONTINUING OPERATIONS AFTER ANNOUNCED SALE OF GAMING & DIGITAL • Q3'24 revenue of $587 million reflects sustained momentum in Italy and improved U.S. instant ticket and draw game wagers • Operating income of $110 million includes $38 million restructuring charge associated with proactively optimizing general & administrative and operating activities following transformational actions over the last several years • Adjusted EBITDA of $264 million and Adjusted EBITDA margin of 44.9% highlight attractive profit profile of pure play lottery business • Year-to-date cash from operations of $724 million, with $489 million from continuing operations; continuing operations represents over 85% of year-to-date consolidated free cash flow • Introducing Q4'24 and FY'24 outlook for continuing operations LONDON – November 12, 2024 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the third quarter ended September 30, 2024. This quarter marks the first reporting period where the results of the Gaming & Digital business are classified as discontinued operations. The sale of Gaming & Digital was announced on July 26, 2024, in a transaction expected to close by the end of the third quarter of 2025. Today, at 8:00 a.m. EST, management will host a conference call and webcast to present the results; access details are provided below. “Our third-quarter and year-to-date performance underscores the strength and resilience of our business model marked by our scale, attractive margin structure, and strong cash generation,” said Vince Sadusky, CEO of IGT. “Over the first nine months, we generated $1.9 billion in revenue, led by steady Italy growth and improved third quarter trends in the U.S. We are excited to build upon a solid foundation as we transform into a leaner, more focused global lottery pure play and capitalize on attractive industry dynamics.” “Sustained cash flow generation in the first nine months was predominantly driven by continuing operations,” said Max Chiara, CFO of IGT. “The value of IGT is enhanced on a go-forward basis by a low pro forma leverage profile and by the launch of a cost optimization initiative as we look to right size the organization while supporting long-term growth initiatives.” 1

Overview of Consolidated Third Quarter 2024 Results Quarter Ended Y/Y Change Constant Currency Change All amounts from continuing operations September 30, 2024 2023 ($ in millions, except per share data) GAAP Financials: Revenue 587 601 (2)% (3)% Operating income 110 163 (33)% (33)% Operating income margin 18.7% 27.1% Earnings per share - diluted $(0.39) $0.23 NA Net cash provided by operating activities 173 226 (23)% Cash and cash equivalents 501 483 4% Non-GAAP Financial Measures: Adjusted EBITDA 264 279 (6)% (6)% Adjusted EBITDA margin 44.9% 46.4% Adjusted earnings per share - diluted $(0.02) $0.04 NA Free cash flow 144 195 (26)% Net debt 5,156 5,327 (3)% Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release 2

Key Highlights: • Announced sale of Gaming & Digital business to funds managed by affiliates of Apollo Global Management, Inc. for $4.05 billion in cash • Executed 10-year facilities management contract extension with North Carolina Education Lottery • Awarded three-year primary instant ticket printing contract with Portugal's national lottery, following a competitive procurement process • Strengthened partnership with La Française des Jeux, operator of the French national lottery, with signing of three-year instant ticket printing contract • Successfully issued €500M 4.25% Senior Secured Notes due 2030; subsequent call of $500M 6.50% Notes due 2025 Third Quarter 2024 Financial Highlights: Revenue of $587 million compared to $601 million in the prior-year period • Elevated U.S. multi-state jackpot activity in the prior year • 2.7% Italy same-store sales growth and improvement in U.S. instant ticket and draw game trends, partially offset by customer allowance • Increased other service revenue related to non-wager-based service contracts in Europe • Multi-year central system software license and higher terminal sales in the prior year, partially offset by higher instant ticket printing in the current year Gross profit of $263 million versus $278 million in the prior year • High profit flow-through from U.S. multi-state jackpot activity in the prior year, partially offset by positive geographic mix in the current year • Stronger terminal sales and more favorable product mix in the prior year Selling, general, and administrative expenses of $101 million compared to $106 million in the prior-year period with the improvement primarily related to lower legal costs Research and development of $12 million versus $9 million in the prior year related to increased investment in growth initiatives Operating income of $110 million versus $163 million in the prior year, primarily driven by a $38 million restructuring charge associated with OPtiMa 3.0, a program focused on optimizing general & administrative and operating activities following transformational actions over the last several years (see "Other Developments" section for further details) Adjusted EBITDA of $264 million compared to $279 million in the prior-year period; Adjusted EBITDA margin of 44.9% versus 46.4% in the prior year • High profit flow-through from elevated U.S. multi-state jackpot sales in prior year partially offset by positive geographic mix in the current year • Higher terminal sales and beneficial product mix in prior year • Lower legal costs in the current year • Investment in growth initiatives Net interest expense of $53 million in line with $54 million in the prior year Foreign exchange loss of $39 million, compared to a gain of $36 million in the prior year, primarily due to non-cash impact of fluctuations in the EUR/USD exchange rate on debt and loss on a foreign currency hedge related to issuance of EUR debt Other non-operating expense, net, of $2 million versus $3 million in the prior year 3

Income tax provision of $61 million, compared to $65 million in the prior year, primarily related to non- deductible foreign exchange losses and restructuring costs Net income of $43 million versus $123 million in the prior-year period Diluted loss per share from continuing operations of $0.39 compared to diluted earnings per share from continuing operations of $0.23 in the prior year primarily driven by the after-tax impact of foreign currency losses versus foreign currency gains in the prior year ($0.42 per share) and restructuring costs ($0.13 per share); adjusted diluted loss per share from continuing operations of $0.02 compared to adjusted diluted earnings per share from continuing operations of $0.04 in the prior year driven by lower operating income, partially offset by a higher effective tax rate Nine Months Ended September 30, 2024 Financial Highlights: Revenue of $1.86 billion compared to $1.85 billion in the prior year • Elevated U.S. multi-state jackpot activity in the prior year • 3.1% Italy same-store sales growth • Increased other service revenue related to non-wager-based service contracts in Europe • Higher instant ticket printing services in the current year Operating income of $507 million versus $555 million in the prior year, primarily driven by a $38 million restructuring charge associated with OPtiMa 3.0, a program focused on optimizing general & administrative and operating activities following transformational actions over the last several years (see "Other Developments" section for further details) Adjusted EBITDA of $880 million compared to $898 million in the prior-year period; Adjusted EBITDA margin of 47.3% versus 48.6% in the prior year • High profit flow-through from elevated U.S. multi-state jackpot sales in prior year • Higher-margin product sales mix in prior year • Continued cost management discipline and lower legal costs in the current year • Investment in growth initiatives Diluted earnings per share from continuing operations of $0.17 compared to $0.38 in the prior-year period, primarily driven by the after-tax impact of foreign currency losses versus foreign currency gains in the prior year ($0.16 per share) and restructuring costs ($0.12 per share); adjusted diluted earnings per share from continuing operations of $0.46 compared to $0.41 in the prior year driven by a reduced effective tax rate Year-to-date cash from operations of $724 million, $489 million from continuing operations; free cash flow from continuing operations of $385 million Net debt of $5.2 billion in line with balance at December 31, 2023; pro forma net debt leverage of 2.6x aligns Adjusted EBITDA from continuing operations with the committed $2 billion debt reduction upon closing the sale of the Gaming & Digital business Cash and Liquidity Update Total liquidity of $1.9 billion as of September 30, 2024; $0.5 billion in unrestricted cash and $1.4 billion in additional borrowing capacity from undrawn credit facilities Other Developments Initiated OPtiMa 3.0, a multi-year program aimed at optimizing the Company's general & administrative and operating activities following transformational actions over the last several years, and to position the Company for success as a global lottery pure play 4

• Immediately addresses stranded corporate costs associated with the sale of Gaming & Digital business • $40 million of annualized cost savings expected by the end of 2026; approximately 50% of those savings expected to be realized by the end of 2025 • $38 million restructuring charge, $27 million after tax, incurred in the third quarter of 2024, primarily related to the planned reduction of approximately 3% of the Company's global workforce The Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share • Record date of November 26, 2024 • Payment date of December 10, 2024 Introducing Fourth Quarter and Full Year 2024 Outlook Fourth Quarter • Revenue of $640 - $690 million • Adjusted EBITDA of $280 - $300 million Full Year • Revenue of $2.50 - $2.55 billion • Adjusted EBITDA of $1.16 - $1.18 billion The Company has provided select recast historical income statement, cash flow, and KPI data (both on a U.S. GAAP and non-GAAP basis) in the body of this news release to show the impact of Gaming & Digital as discontinued operations. Earnings Conference Call and Webcast November 12, 2024, at 8:00 a.m. EST To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on IGT’s Investor Relations website at www.IGT.com. A replay will be available on the website following the live event. Comparability of Results All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2024 are calculated using the same foreign exchange rates as the corresponding 2023 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to- period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts. About IGT IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver 5 unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com. Cautionary Statement Regarding Forward-Looking Statements This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters, including with respect to the proposed sale of the Gaming & Digital business to funds managed by affiliates of Apollo Global Management, Inc. (the "Buyer"). These statements may discuss goals, intentions, and expectations as to future plans and strategies, transactions, including the sale of Gaming & Digital to the Buyer, trends, events, dividends, results of operations, and/or financial condition or measures, including our expectations on the future release of revenue, Adjusted EBITDA, and any other future financial performance guidance for continuing operations, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall," “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” "outlook," “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward- looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2023 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management's discussion and analysis of potential or actual impacts to operations and financial performance. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to, nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non- GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring 6 expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to- period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long- term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents classified as held for sale. Cash and cash equivalents, including cash and cash equivalents held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP financial measure that expresses current financial data using the prior- year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. Outlook for Fiscal 2024 and Guidance Policy The Company's updated guidance for fiscal 2024 is: • Total revenue of approximately $2.50 - $2.55 billion • Adjusted EBITDA of $1.16 - $1.18 billion The Company provides guidance of select information related to its financial and operating performance, and such measures may differ from year to year. The guidance is only an estimate of what the Company believes is realizable as of the date of this release. Actual results will vary from the guidance and the variations may be material. The Company undertakes no intent or obligation to publicly update or revise any of these projections, whether as a result of new information, future events or otherwise, except as required by law. A reconciliation of the Company's forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net 7 foreign exchange gain/loss, as such items have not yet occurred, are out of the Company's control, or cannot be reasonably predicted. Contact: Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./ Canada +1 (401) 392-7452 Matteo Selva, Italian media inquiries, +39 366 6803635 James Hurley, Investor Relations, +1 (401) 392-7190 8

Select Performance and KPI data: ($ in millions, unless otherwise noted)

Revenue	**Q3'24**	**Q3'23**	**Y/Y**	**Constant Currency Change[(1)]**
Service				
Instant ticket & draw wager-based revenue	477	472	1%	—%
U.S. multi-state jackpot wager-based revenue	21	47	(56)%	(56)%
Upfront license fee amortization	(48)	(47)	(2)%	—%
Other	116	105	11%	11%
Total service revenue	**566**	**576**	**(2)%**	**(2)%**
Product sales	**20**	**25**	**(17)%**	**(19)%**
Total revenue	**587**	**601**	**(2)%**	**(3)%**
Operating income	**110**	**163**	**(33)%**	**(33)%**
Adjusted EBITDA[(1)]	**264**	**279**	**(6)%**	**(6)%**

Same-store sales growth (%) at constant currency (wager-based growth)[(2)]		
Global		
Instant ticket & draw games	1.0%	(0.8%)
U.S. multi-state jackpots	(55.2%)	43.6%
Total	**(5.8%)**	**3.1%**
U.S. & Canada		
Instant ticket & draw games	0.2%	(1.0%)
U.S. multi-state jackpots	(55.2%)	43.6%
Total	**(9.8%)**	**4.9%**
Italy		
Instant ticket & draw games	**2.7%**	**4.7%**
Rest of world		
Instant ticket & draw games	**1.9%**	**(6.9%)**

Revenue (by geography)				
U.S. & Canada	284	306	(7)%	(7)%
Italy	228	218	5%	3%
Rest of world	75	77	(3)%	(3)%
Total revenue	**587**	**601**	**(2)%**	**(3)%**

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

(2) Same-store sales represents the change in wagers recorded in lottery jurisdictions where IGT is the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparisons between periods

9

International Game Technology PLC
Consolidated Statements of Operations
($ and shares in millions, except per share amounts)
Unaudited

	For the three months ended September 30,		For the nine months ended September 30,	
	2024	2023	2024	2023
Service revenue	566	576	1,771	1,767
Product sales	20	25	89	82
Total revenue	**587**	**601**	**1,861**	**1,849**
Cost of services	300	301	907	894
Cost of product sales	24	22	71	59
Selling, general and administrative	101	106	300	312
Research and development	12	9	34	27
Restructuring	38	—	39	2
Other operating expense, net	2	—	3	—
Total operating expenses	**477**	**438**	**1,354**	**1,294**
Operating income	**110**	**163**	**507**	**555**
Interest expense, net	53	54	160	154
Foreign exchange loss (gain), net	39	(36)	23	(9)
Other non-operating expense, net	2	3	9	9
Total non-operating expenses	**94**	**21**	**192**	**155**
Income from continuing operations before provision for income taxes	15	142	315	400
Provision for income taxes	61	65	161	209
(Loss) income from continuing operations	**(46)**	**77**	**154**	**192**
Income from discontinued operations, net of tax	88	46	101	88
Net income	**43**	**123**	**256**	**280**
Less: Net income attributable to non-controlling interests from continuing operations	34	31	120	115
Less: Net income (loss) attributable to non-controlling interests from discontinued operations	1	(2)	5	2
Net income attributable to IGT PLC	**7**	**94**	**130**	**164**
Net (loss) income from continuing operations attributable to IGT PLC per common share - basic	(0.39)	0.23	0.17	0.39
Net (loss) income from continuing operations attributable to IGT PLC per common share - diluted	(0.39)	0.23	0.17	0.38
Net income attributable to IGT PLC per common share - basic	0.04	0.47	0.65	0.82
Net income attributable to IGT PLC per common share - diluted	0.04	0.46	0.64	0.81
Weighted-average shares - basic	202	200	201	200
Weighted-average shares - diluted	202	203	203	202

10

International Game Technology PLC Consolidated Balance Sheets ($ in millions) Unaudited September 30, December 31, 2024 2023 Assets Current assets: Cash and cash equivalents 501 508 Restricted cash and cash equivalents 102 146 Trade and other receivables, net 394 403 Inventories, net 123 110 Other current assets 152 141 Assets held for sale 4,783 816 Total current assets 6,056 2,123 Systems, equipment and other assets related to contracts, net 578 622 Property, plant and equipment, net 78 74 Operating lease right-of-use assets 102 103 Goodwill 2,684 2,678 Intangible assets, net 77 87 Other non-current assets 677 835 Assets held for sale — 3,943 Total non-current assets 4,196 8,342 Total assets 10,252 10,465 Liabilities and shareholders' equity Current liabilities: Accounts payable 662 643 Current portion of long-term debt 224 — Short-term borrowings 27 16 Other current liabilities 481 561 Liabilities held for sale 1,169 472 Total current liabilities 2,563 1,691 Long-term debt, less current portion 5,406 5,655 Deferred income taxes 178 178 Operating lease liabilities 84 88 Other non-current liabilities 127 129 Liabilities held for sale — 771 Total non-current liabilities 5,795 6,821 Total liabilities 8,358 8,513 Commitments and contingencies IGT PLC’s shareholders’ equity 1,482 1,443 Non-controlling interests 412 510 Shareholders’ equity 1,894 1,952 Total liabilities and shareholders’ equity 10,252 10,465 11

International Game Technology PLC Consolidated Statements of Cash Flows ($ in millions) Unaudited For the three months ended For the nine months ended September 30, September 30, 2024 2023 2024 2023 Cash flows from operating activities Net income 43 123 256 280 Less: Income from discontinued operations, net of tax 88 46 101 88 Adjustments to reconcile net income to net cash provided by operating activities from continuing operations: Amortization of upfront license fees 51 50 150 149 Depreciation 42 45 127 134 Foreign exchange loss (gain), net 39 (36) 23 (9) Stock-based compensation 12 11 31 29 Amortization 8 9 24 30 Deferred income taxes (21) 14 (11) 29 Other non-cash items, net 1 6 8 11 Changes in operating assets and liabilities, excluding the effects of dispositions: Trade and other receivables (8) 11 11 (23) Inventories (6) (12) (12) (37) Accounts payable 87 20 18 11 Accrued interest payable (34) (27) (44) (33) Accrued income taxes (6) (14) 3 99 Other assets and liabilities 52 72 7 39 Net cash provided by operating activities from continuing operations 173 226 489 620 Net cash provided by operating activities from discontinued operations 87 70 235 20 Net cash provided by operating activities 260 296 724 641 Cash flows from investing activities Capital expenditures (30) (31) (104) (104) Other 2 1 1 — Net cash used in investing activities from continuing operations (27) (29) (103) (104) Net cash used in investing activities from discontinued operations (62) (69) (166) (185) Net cash used in investing activities (90) (98) (270) (289) Cash flows from financing activities Net proceeds from short-term borrowings 27 55 11 56 Net receipts from (payments on) financial liabilities 12 (61) (52) (66) Principal payments on long-term debt (500) — (500) (462) Proceeds from long-term debt 556 — 556 — Net (repayments of) proceeds from Revolving Credit Facilities (82) 5 (119) 478 Dividends paid (40) (40) (121) (120) Dividends paid - non-controlling interests — — (159) (151) Return of capital - non-controlling interests (10) (10) (55) (55) Other (16) (8) (28) (24) Net cash used in financing activities from continuing operations (54) (58) (467) (346) Net cash used in financing activities from discontinued operations (19) (9) (39) (25) Net cash used in financing activities (73) (67) (505) (371) Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents 98 130 (51) (19) Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents 17 (32) (14) (24) Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period 559 599 739 740 Cash and cash equivalents and restricted cash and cash equivalents at the end of the period 674 697 674 697 Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations 71 107 71 107 Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations 604 590 604 590 Supplemental disclosures of cash flow information for continuing operations: Interest paid 87 81 204 188 Income taxes paid 87 65 169 81 12

International Game Technology PLC Net Debt ($ in millions) Unaudited September 30, December 31, 2024 2023 6.500% Senior Secured U.S. Dollar Notes due February 2025 — 499 4.125% Senior Secured U.S. Dollar Notes due April 2026 748 747 3.500% Senior Secured Euro Notes due June 2026 838 826 6.250% Senior Secured U.S. Dollar Notes due January 2027 748 747 2.375% Senior Secured Euro Notes due April 2028 557 550 5.250% Senior Secured U.S. Dollar Notes due January 2029 746 745 4.250% Senior Secured Euro Notes due March 2030 553 — Senior Secured Notes 4,190 4,113 Euro Term Loan Facilities due January 2027 666 876 Revolving Credit Facility A due July 2027 212 207 Revolving Credit Facility B due July 2027 338 458 Long-term debt, less current portion 5,406 5,655 Euro Term Loan Facilities due January 2027 224 — Current portion of long-term debt 224 — Short-term borrowings 27 16 Total debt 5,657 5,671 Less: Cash and cash equivalents 501 508 Net debt 5,156 5,163 Note: Net debt is a non-GAAP financial measure 13

International Game Technology PLC Reconciliation of Non-GAAP Financial Measures (Unaudited, $ in millions) For the three months ended September 30, For the nine months ended September 30, 2024 2023 2024 2023 (Loss) income from continuing operations (46) 77 154 192 Provision for income taxes 61 65 161 209 Interest expense, net 53 54 160 154 Foreign exchange loss (gain), net 39 (36) 23 (9) Other non-operating expense, net 2 3 9 9 Operating income 110 163 507 555 Depreciation 42 45 127 134 Amortization - service revenue (1) 51 50 150 149 Amortization - non-purchase accounting 6 6 17 17 Amortization - purchase accounting 2 4 7 13 Restructuring 38 — 39 2 Stock-based compensation 12 11 31 29 Other 2 — 3 — Adjusted EBITDA 264 279 880 898 (1) Includes amortization of upfront license fees Cash flows from operating activities - continuing operations 173 226 489 620 Capital expenditures (30) (31) (104) (104) Free Cash Flow 144 195 385 516 14

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
(Unaudited)

	For the three months ended September 30,						For the nine months ended September 30,					
	2024			2023			2024			2023		
	Pre-Tax Impact	Tax Impact [1]	Net Impact	Pre-Tax Impact	Tax Impact [1]	Net Impact	Pre-Tax Impact	Tax Impact [1]	Net Impact	Pre-Tax Impact	Tax Impact [1]	Net Impact
Reported EPS from continuing operations attributable to IGT PLC - diluted			(0.39)			0.23			0.17			0.38
Adjustments:												
Foreign exchange loss (gain), net	0.19	(0.03)	0.22	(0.18)	0.02	(0.20)	0.11	—	0.11	(0.04)	0.01	(0.05)
Amortization - purchase accounting	0.01	—	0.01	0.02	—	0.01	0.03	0.01	0.03	0.06	0.01	0.05
Restructuring	0.19	0.06	0.13	—	—	—	0.19	0.06	0.13	0.01	—	0.01
Other (non-recurring adjustments)	0.01	—	0.01	—	—	—	0.02	—	0.02	0.02	—	0.02
Net adjustments			0.38			(0.18)			0.29			0.03
Adjusted EPS from continuing operations attributable to IGT PLC - diluted			**(0.02)**			**0.04**			**0.46**			**0.41**
Reported effective tax rate			394.3 %			45.7 %			51.0 %			52.1 %
Adjusted effective tax rate			68.9 %			63.6 %			45.1 %			51.8 %
Adjusted EPS weighted average shares outstanding *(in millions)*			202 [2]			203 [3]			203 [3]			202 [3]

[1] Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction

[2] Excludes the anti-dilutive impact of share-based payment awards

[3] Includes the dilutive impact of share-based payment awards

15

Recast Historical Financial Information Recast data reflects the treatment of IGT's Gaming & Digital businesses as discontinued operations and revised revenue and KPI components. 16

International Game Technology PLC
Consolidated Statements of Operations
(Unaudited, $ and shares in millions, except per share amounts)

	For the three months ended		For the three months ended				For the year ended
	2024		2023				2022
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
Service revenue	586	619	592	576	588	602	2,440
Product sales	27	42	89	25	35	22	157
Total revenue	613	661	681	601	623	624	2,597
Cost of services	304	304	313	301	298	296	1,280
Cost of product sales	22	26	53	22	21	15	120
Selling, general and administrative	96	102	95	106	104	102	400
Research and development	11	11	10	9	9	9	45
Other operating expense, net	1	—	12	—	2	—	9
Total operating expenses	434	443	483	438	434	422	1,854
Operating income	179	219	197	163	190	202	743
Interest expense, net	53	53	54	54	50	50	216
Foreign exchange (gain) loss, net	(4)	(11)	52	(36)	3	25	17
Gain on sale of business	—	—	—	—	—	—	(278)
Other non-operating expense, net	3	4	4	3	—	6	15
Total non-operating expense (income), net	52	46	110	21	53	80	(29)
Income from continuing operations before provision for income taxes	127	173	88	142	137	122	772
Provision for income taxes	43	57	15	65	67	76	212
Income from continuing operations	84	116	73	77	69	46	560
Income (loss) from discontinued operations, net of tax	—	13	(46)	46	21	22	(146)
Net income	85	128	27	123	90	67	414
Less: Net income attributable to non-controlling interests from continuing operations	41	45	35	31	42	42	139
Less: Net income (loss) attributable to non-controlling interests from discontinued operations	2	2	—	(2)	2	2	—
Net income (loss) attributable to IGT PLC	42	82	(7)	94	46	23	275
Net income from continuing operations attributable to IGT PLC per common share - basic	0.21	0.35	0.19	0.23	0.14	0.02	2.08
Net income from continuing operations attributable to IGT PLC per common share - diluted	0.21	0.35	0.19	0.23	0.14	0.02	2.07
Net income (loss) attributable to IGT PLC per common share - basic	0.21	0.41	(0.04)	0.47	0.23	0.11	1.36
Net income (loss) attributable to IGT PLC per common share - diluted	0.21	0.40	(0.04)	0.46	0.23	0.11	1.35
Weighted-average shares - basic	201	200	200	200	200	200	202
Weighted-average shares - diluted	203	203	200	203	203	202	203

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Select Performance and KPI data: ($ in millions, unless otherwise noted)

	For the three months ended 2024		For the three months ended 2023				For the year ended 2022
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
Revenue							
Service							
Instant ticket & draw wager-based revenue	487	514	500	472	485	501	1,846
U.S. multi-state jackpot wager-based revenue	23	31	33	47	18	31	115
Upfront license fee amortization	(47)	(47)	(47)	(47)	(47)	(47)	(183)
Other	124	121	107	105	131	117	662
Total service revenue	586	619	592	576	588	602	2,440
Product Sales	27	42	89	25	35	22	157
Total revenue	613	661	681	601	623	624	2,597
Same-store sales growth (%) at constant currency (wager-based growth) [(1)]							
Global							
Instant ticket & draw games	(0.2)%	(0.2)%	(0.1)%	(0.8)%	2.0 %	5.0 %	(3.7)%
U.S. multi-state jackpots	22.5 %	(0.8)%	(28.7)%	43.6 %	(2.1)%	62.3 %	21.0 %
Total	0.9 %	(0.3)%	(3.5)%	3.1 %	1.8 %	8.0 %	(2.2)%
U.S. & Canada							
Instant ticket & draw games	(1.9)%	(2.6)%	(0.9)%	(1.0)%	0.4 %	3.4 %	(3.0)%
U.S. multi-state jackpots	22.5 %	(0.8)%	(28.7)%	43.6 %	(2.1)%	62.3 %	21.0 %
Total	— %	(2.4)%	(5.8)%	4.9 %	0.2 %	8.3 %	(0.7)%
Italy							
Instant ticket & draw games	2.3 %	4.4 %	2.9 %	4.7 %	8.0 %	10.3 %	(8.5)%
Rest of world							
Instant ticket & draw games	3.0 %	2.6 %	(1.1)%	(6.9)%	0.3 %	3.6 %	0.6 %

(1) Same-store sales represents the change in wagers recorded in lottery jurisdictions where IGT is the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparisons between periods

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International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)
Unaudited

	For the three months ended 2024		For the three months ended 2023				For the year ended 2022
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
Cash flows from operating activities							
Net income	85	128	27	123	90	67	414
Less: Income (loss) from discontinued operations, net of tax	—	13	(46)	46	21	22	(146)
Adjustments to reconcile net income to net cash provided by operating activities from continuing operations:							
Depreciation	43	41	42	45	45	44	181
Amortization	8	8	10	9	10	10	45
Amortization of upfront license fees	49	50	50	50	50	49	193
Deferred income taxes	5	5	(65)	14	7	7	(42)
Stock-based compensation	9	9	5	11	10	8	34
Foreign exchange (gain) loss, net	(4)	(11)	52	(36)	3	25	17
Gain on sale of business	—	—	—	—	—	—	(278)
Other non-cash items, net	3	4	3	6	(1)	6	16
Changes in operating assets and liabilities, excluding the effects of dispositions:							
Trade and other receivables	64	(45)	(32)	11	23	(57)	114
Inventories	(4)	(2)	16	(12)	(5)	(20)	(17)
Accounts payable	(44)	(25)	71	20	(112)	103	(60)
Accrued interest payable	27	(37)	34	(27)	28	(35)	(15)
Accrued income taxes	2	6	12	(14)	50	64	(29)
Other assets and liabilities	8	(53)	24	72	—	(33)	14
Net cash provided by operating activities from continuing operations	**250**	**65**	**295**	**226**	**176**	**218**	**734**
Net cash provided by (used in) operating activities from discontinued operations	**93**	**55**	**104**	**70**	**(142)**	**93**	**165**
Net cash provided by operating activities	**343**	**120**	**400**	**296**	**34**	**311**	**899**
Cash flows from investing activities							
Capital expenditures	(40)	(35)	(43)	(31)	(36)	(38)	(162)
Proceeds from sale of business, net of cash and restricted cash transferred	—	—	—	—	—	—	476
Other	1	(2)	(4)	1	1	(2)	13
Net cash (used in) provided by investing activities from continuing operations	**(39)**	**(37)**	**(47)**	**(29)**	**(35)**	**(39)**	**328**
Net cash used in investing activities from discontinued operations	**(58)**	**(46)**	**(57)**	**(69)**	**(64)**	**(52)**	**(159)**
Net cash (used in) provided by investing activities	**(97)**	**(83)**	**(104)**	**(98)**	**(99)**	**(91)**	**168**
Cash flows from financing activities							
Net (payments of) proceeds from short-term borrowings	(6)	(9)	(43)	55	(53)	53	(51)
Net (payments on) receipts from financial liabilities	(1)	(63)	67	(61)	(14)	8	75
Principal payments on long-term debt	—	—	(339)	—	—	(462)	(597)
Net proceeds from (repayments of) Revolving Credit Facilities	35	(72)	131	5	81	392	72

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International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)
Unaudited

	For the three months ended 2024		For the three months ended 2023				For the year ended 2022
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
Repurchases of treasury shares	—	—	—	—	—	—	(115)
Dividends paid	(80)	—	(40)	(40)	(40)	(40)	(161)
Dividends paid - non-controlling interests	(59)	(100)	—	—	(59)	(92)	(176)
Return of capital - non-controlling interests	(35)	(10)	(18)	(10)	(36)	(10)	(75)
Other	(12)	1	(4)	(8)	(10)	(6)	(34)
Net cash used in financing activities from continuing operations	**(159)**	**(253)**	**(246)**	**(58)**	**(130)**	**(157)**	**(1,063)**
Net cash used in financing activities from discontinued operations	**(11)**	**(9)**	**(21)**	**(9)**	**(11)**	**(5)**	**(3)**
Net cash used in financing activities	**(170)**	**(262)**	**(267)**	**(67)**	**(141)**	**(163)**	**(1,065)**
Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	76	(225)	29	130	(206)	57	2
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(14)	(18)	13	(32)	(1)	8	(70)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	497	739	697	599	805	740	808
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	559	497	739	697	599	805	740
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations	86	83	86	107	115	104	99
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	473	414	653	590	484	701	642
Supplemental disclosures of cash flow information for continuing operations:							
Interest paid	26	91	20	81	23	84	228
Income taxes paid	36	46	68	65	10	5	283

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International Game Technology PLC Reconciliation of Non-GAAP Financial Measures (Unaudited, $ in millions) For the three months ended For the three months ended For the year ended 2024 2023 2022 June 30, March 31, December 31, September 30, June 30, March 31, December 31, Income from continuing operations 84 116 73 77 69 46 560 Provision for income taxes 43 57 15 65 67 76 212 Interest expense, net 53 53 54 54 50 50 216 Foreign exchange (gain) loss, net (4) (11) 52 (36) 3 25 17 Gain on sale of business — — — — — — (278) Other non-operating expense, net 3 4 4 3 — 6 15 Operating income 179 219 197 163 190 202 743 Depreciation 43 41 42 45 45 44 181 Amortization - service revenue (1) 49 50 50 50 50 49 193 Amortization - non-purchase accounting 6 6 6 6 6 6 27 Amortization - purchase accounting 2 3 3 4 4 4 18 Stock-based compensation 9 9 5 11 10 8 34 Other 1 — 12 — 2 — 9 Adjusted EBITDA 290 327 316 279 305 314 1,205 (1) Includes amortization of upfront license fees Cash flows from operating activities - continuing operations 250 65 295 226 176 218 734 Capital expenditures (40) (35) (43) (31) (36) (38) (162) Free Cash Flow 210 30 253 195 140 181 572 21

For the three months ended 2024 June 30, March 31, Pre-Tax Impact Tax Impact (1) Net Impact Pre-Tax Impact Tax Impact (1) Net Impact Reported EPS from continuing operations attributable to IGT PLC - diluted 0.21 0.35 Adjustments: Foreign exchange (gain) loss, net (0.02) 0.01 (0.03) (0.06) 0.02 (0.08) Amortization - purchase accounting 0.01 — 0.01 0.01 — 0.01 Other (non-recurring adjustments) 0.01 — 0.01 — — — Net adjustments (0.01) (0.07) Adjusted EPS from continuing operations attributable to IGT PLC - diluted 0.20 0.28 Reported effective tax rate 33.6% 33.1 % Adjusted effective tax rate 35.6% 38.2 % Adjusted EPS weighted average shares outstanding (in millions) 203 (2) 203 (2) (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) Includes the dilutive impact of share-based payment awards 22

	For the three months ended												For the year ended		
	2023												2022		
	December 31,			September 30,			June 30,			March 31,			December 31,		
	Pre-Tax Impact	Tax Impact [1]	Net Impact	Pre-Tax Impact	Tax Impact [1]	Net Impact	Pre-Tax Impact	Tax Impact [1]	Net Impact	Pre-Tax Impact	Tax Impact [1]	Net Impact	Pre-Tax Impact	Tax Impact [1]	Net Impact
Reported EPS from continuing operations attributable to IGT PLC - diluted			0.19			0.23			0.14			0.02			2.07
Adjustments:															
Foreign exchange (gain) loss, net	0.26	(0.04)	0.30	(0.18)	0.02	(0.20)	0.01	—	0.01	0.12	(0.02)	0.14	0.08	0.08	0.01
Amortization - purchase accounting	0.02	—	0.01	0.02	—	0.01	0.02	—	0.02	0.02	—	0.02	0.09	0.02	0.07
Restructuring	0.06	0.02	0.04	—	—	—	0.01	—	0.01	—	—	—	0.03	0.01	0.02
Other (non-recurring adjustments)	—	—	—	—	—	—	—	—	—	0.02	—	0.02	0.07	0.01	0.07
Net adjustments			0.35			(0.18)			0.03			0.18			0.17
Adjusted EPS from continuing operations attributable to IGT PLC - diluted			**0.54**			**0.04**			**0.17**			**0.20**			**2.24**
Reported effective tax rate			17.0 %			45.7 %			49.3 %			62.6 %			27.5 %
Adjusted effective tax rate			7.6 %			63.6 %			48.0 %			47.1 %			28.3 %
Adjusted EPS weighted average shares outstanding *(in millions)*			203 [2]			203 [2]			203 [2]			202 [2]			203 [2]

[1] Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction

[2] Includes the dilutive impact of share-based payment awards

23